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                               August 12, 2022

       Catherine Stead
       Company Secretary
       Rentokil Initial plc
       Compass House
       Manor Royal
       West Sussex RH10 9PY
       United Kingdom

                                                        Re: Rentokil Initial
plc
                                                            Amendment No. 1 to
Registration Statement on Form F-4
                                                            Filed July 22, 2022
                                                            File No. 333-265455

       Dear Ms. Stead:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form F-4, filed July 22,
2022

       Table of Contents, page i

   1.                                                   Please revise to
include the index to the financial statements.
       Inflationary pressures, such as increases in wages, fuel prices and other operating costs, could adversely..., page 51

   2. We note your response to comment 4. In light of the evolving situation around price increases, please
ensure that you continue to update this disclosure to reflect the most recent financial
events.
 Catherine Stead
Rentokil Initial plc
August 12, 2022
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-IFRS Alternative Indicative Measures, page 264

3. We note your response to comment 28 stating Ongoing Operating Profit does not reflect any adjustments to eliminate your receipt of government wage subsidies in response to the
       COVID-19 pandemic. Please tell us how this complies with Question 100.03 of the
       Compliance & Disclosure Interpretations for Non-GAAP Financial Measures, or revise.
       You may contact Stephen Kim at 202-551-3291 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Lichtenfels at 202-551-4457 or Mara Ransom at 202-551-3264 with any other questions.



                                                           Sincerely,
FirstName LastNameCatherine Stead
                                                           Division of
Corporation Finance
Comapany NameRentokil Initial plc
                                                           Office of Trade &
Services
August 12, 2022 Page 2
cc:       Shanu Bajaj
FirstName LastName